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                      September 6, 2022

       Stalin Cruz
       Chief Financial Officer
       Community Redevelopment Inc.
       20295 NE 29th Place, #200
       Aventura, FL 33180

                                                        Re: Community
Redevelopment Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 000-26439

       Dear Mr. Cruz:

               We issued comments to you on the above captioned filing on July 19, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 16, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
       Accounting Branch Chief at 202.551.3856 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction